UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 19, 2025

MOVANO INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40254	82-4233771
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6800 Koll Center Parkway Pleasanton, CA	94566
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 651-3172

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	MOVE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

Reference is made to the information contained in Item 8.01 to this Current Report on Form 8-K set forth below, which is incorporated herein by reference.

Item 8.01. Other Events.

As previously disclosed, Movano Inc., a Delaware corporation (the “Company”), completed a one-for-ten (1-for-10) reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding common stock, par value $0.0001 per share (the “Common Stock”), effective as of October 10, 2025.

As a result of the Reverse Split, each ten (10) pre-split shares of Common Stock outstanding were automatically combined into one (1) new share of Common Stock, and the number of outstanding shares of Common Stock were reduced from approximately 8.3 million to approximately 0.8 million. The Reverse Split did not change the number of authorized shares of Common Stock or the par value per share of the Common Stock.

The Company is republishing certain financial information to reflect the change in shares of Common Stock outstanding as a result of the Reverse Split. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2024 and December 31, 2023 are set forth as Exhibit 99.1 hereto and are incorporated herein by reference. Other than to account for the change in shares of Common Stock outstanding as a result of the Reverse Split, there have been no other changes to such consolidated financial statements.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
23.1	Consent of Baker Tilly US, LLP, former Independent Registered Public Accounting Firm of Movano Inc.
99.1	Audited Financial Statements of Movano Inc. as of and for the years ended December 31, 2024 and 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOVANO INC.

Date: December 19, 2025	By:	/s/ J Cogan
J Cogan
Chief Financial Officer

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